

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 15, 2007

Via U.S. Mail and Facsimile at (513) 579-6457

Mark A. Weiss
Keating Muething & Klekamp PLL
One East Fourth Street, Suite 1400
Cincinnati, Ohio 45202

RE: **Great American Financial Resources, Inc.**
Schedule 13E-3 filed on June 14, 2007, as amended
File No. 005-42992

Schedule 14A filed June 14, 2007, as amended
File No. 001-11632

Dear Mr. Weiss:

We have reviewed your filings and have the following comments.

Reasons for the Special Committee's Determination

1. Please revise to clarify that you are addressing all material factors considered by the Special Committee.

2. We note your response to and reissue prior comment 3. Your proposed revisions do not discuss the Instruction 2 to Item 1014 factors in reasonable detail. For instance, it is unclear how your discussion satisfies your obligation to address going concern value. In addition, to the extent you are relying on the analysis of a third party it must expressly adopt the analyses and conclusions of that party. Please revise.

Closing

      Please amend the documents in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please electronically submit a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      Please contact me at (202) 551-3345 with any questions.

      Sincerely,

      Michael Pressman
      Special Counsel
      Office of Mergers & Acquisitions